United States securities and exchange commission logo





                               June 9, 2022

       Gordon Lee
       Chief Executive Officer
       AGBA Acquisition Limited
       Room 1108, 11th Floor, Block B
       New Mandarin Plaza, 14 Science Museum Road
       Tsimshatsui East, Kowloon, Hong Kong

                                                        Re: AGBA Acquisition
Limited
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed January 18,
2022
                                                            File No. 001-38909

       Dear Mr. Lee:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

       General

   1.                                                   Please revise
throughout the filing to remove the statement that "the laws and regulations of the PRC do not
currently have a material impact on the business, financial condition, and results of
operations of the TAG Business" or any similar language.
   2. Please disclose (1) whether your business segments, products, lines of service, projects, or operations are
materially impacted by the pandemic-related lockdowns in China and (2)
                                                        the impact of consumer
demand declines in China. In addition, discuss any steps you are taking to mitigate
adverse impacts to your business.
   3. We note your response to our prior comment 10 and reissue in part. Please highlight material differences in
the terms and prices of securities issued at the time of the IPO as
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         compared to any private placement contemplated at the time of the business combination.
4. We note your response to our prior comment 54 in which we asked for an analysis under the Investment Company Act of 1940. Please provide additional details regarding your current cash holdings by listing all categories of investments
categorized as    cash
         and investments    on the pro forma financials, as well as your level
of investment in each
         category. Please provide a similar breakout of the assumed cash and investments holdings of the combined company.
5.       We note your response to our prior comment 54. Please provide an unconsolidated
         balance sheet for OPH and each of the OPH Subsidiaries. Please provide your status analysis with respect to each entity; please provide additional detail regarding the types of assets owned and the respective percentage of total assets in each category. Please also see the question above regarding types of cash holdings (if any).
6. We note your response to our prior comment 54. Your response letter states that the total
         value of TAG   s interest in Fintech as of December 31, 2021 was
approximately $30
         million and further explains that such value is calculated in accordance with Section
         2(a)(41) of the 1940 Act. However, on page 133 of the preliminary proxy statement (filed
         5/16/22), you state that the estimated value of the Fintech portfolio is $39 million.
             Please explain the different valuations of the Fintech portfolio, as stated in the proxy and the response letter.
             Please explain the TAG's process and methodology for fair valuing securities and other assets without readily available market quotations.
             Please explain if a similar analysis was performed with respect to OPH and the OPH
              Subsidiaries.
7. We note your response to our prior comment 11 and your revised disclosure. In your response letter you state that you are not required to register securities to be issued in the merger because they will be issued to TAG and fall under the Section 4(a)(2) exemption.
         However, in some sections of the proxy statement you continue to state that effectiveness of a resale registration statement to TAG shareholders is a condition to completion of the merger. Refer to your disclosure on pages 18, 28, 29, 119, 120, A-27 and A-34.

         We also note your disclosure on page ii stating that "[p]rior to Closing, AGBA intends to file a resale registration statement on Form S-1 (and certain other regulatory filings) with the SEC to register the distribution by TAG to certain beneficial shareholders of TAG of
         AGBA Shares comprising the Aggregate Stock Consideration. Following the Closing, the
         Post-Combination Company intends to file a resale registration statement on Form S-1
         (and certain other regulatory filings) with the SEC to register the resale of the AGBA
         Shares comprising the Aggregate Stock Consideration by such certain beneficial shareholders of TAG." This disclosure appears to indicate that you plan to file two different registration statements, one before closing of the merger and one after closing of the merger. Please advise about the timing for filing each registration statement, what securities you plan to registered under each registration statement and other relevant
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         details of the offerings. In addition, revise your preliminary proxy statement for consistency throughout or advise.
8. Please disclose that you have received a notice from the staff of the Listing Qualifications
         Department of the Nasdaq Stock Market regarding non-compliance with Nasdaq Rule IM-
         5101-2, as you disclosed in your Form 8-K. The notice also discloses that a hearing request will stay potential suspension or delisting action pending the hearing, and AGBA intends to timely request a hearing. Please revise your disclosures throughout the filing to address this new Nasdaq concern, including the expired 36 month period disclosed in
         AGBA's Charter, Trust Account, liquidity, going concern, related party extension loan, on pages 278, F-7, F-9, and F-19. In addition, provide an update on the status of this notice and the status of any hearing related to the notice. Please also add risk factor disclosure related to potential delisting from the exchange.
Letter to Shareholders, page i

9. We note your response to our prior comment 19 and reissue in part. Please also provide prominent disclosure, near the beginning of the Letter to Shareholders, about how the
         Holding Foreign Companies Accountable Act impacts the company or could impact the company in the future.
10. We note your response to our prior comment 21 and reissue in part. Please revise your disclosure here and in the Questions and Answers Section to provide cross-references to the consolidating schedule and the consolidated financial statements as it relates to transfers, dividends, or distributions have been made to date between TAG, its subsidiaries, and other entities, or to investors. In addition, disclose here, in the Questions and Answers Section, and in the section that provides detailed description about transfers, dividends, or distributions whether you have cash management policies that dictate how funds are transferred.
Summary of the Proxy Statement, page 21

11. We note your response to our prior comment 24 and reissue in part. Please disclose in this section each permission or approval that TAG, its subsidiaries, or other entities are required to obtain from Chinese authorities to operate their business and to offer the securities being registered to foreign investors. State whether TAG, its subsidiaries, or other entities are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency that is required to approve TAG or its subsidiaries' operations, and state affirmatively whether it has received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you or your investors if TAG, its subsidiaries, or other entities: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the
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         future. In this regard we note your disclosure on page 188 where you state that TAG
         Business does not require any permissions or approvals from the Chinese authorities to operate its business. Explain in the summary section how you determined that the permisions are not required. If you relied on the advice of counsel, provide counsel's name and consent. If you did not consult with counsel, please explain why.
The TAG Business's Cash Flows and Transfers of Other Assets, page 40

12. We note your response to our prior comment 25 and reissue in part. Please disclose your intentions to distribute earnings. Describe any restrictions and limitations on your ability to distribute earnings from the company to the parent company. Finally, include a cross-
         reference to the condensed consolidating schedule. Please also provide a description of how cash is transferred through AGBA and your intentions to distribute earnings. Please address the possibility that the PRC could prevent the cash maintained in Hong Kong from leaving or the PRC could restrict deployment of the cash into the business or for the payment of dividends. In that regard, add similar disclosure to the risk factors and summary risk factors.
Selected Historical Financial Information of AGBA, page 53

13. Please reconcile the historical results presented to the AGBA audited financial statements beginning on page F-3.
Risk Factors, page 56

14. Please move the China-based risk factors close to the beginning of the risk factors, and include a subheading for the China-based risk factors. Similarly, provide a subheading for the China-based risk factors, close to the beginning of the your summary risk factors.
Although not currently subject, the TAG Business may become subject to the PRC laws and regulations, page 76

15. We note your response to our prior comment 33 and reissue in part. In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC)
         over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain to what extent you believe that TAG is compliant with the regulations or policies that have been issued by the CAC to date. If you or TAG relied on the advice of counsel, please state so and provide a consent. If your conclusion is based on an internal risk assessment or other process, please discuss it in the filing.
It may be difficult to enforce judgements obtained in the U.S., page 100

16. Please revise this risk factor or add a separately captioned risk fact to address the enforceability of civil liabilities of your officers and directors. Please address the following:
             an investor's ability to effect service of process within the United States on directors
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              and officers in China or Hong Kong;
                an investor's ability to enforce judgments obtained in U.S. courts against such directors and officers based on the civil liability provisions of the U.S. federal securities laws;
             an investor's ability to enforce in China or Hong Kong judgments of U.S. courts based on the civil liability provisions of the U.S. federal securities laws; and
             an investor's ability to bring an original action in a China or Hong Kong court to enforce liabilities against directors and officers based on the U.S. federal securities laws.
         If your disclosure is based on an opinion of counsel, name such counsel in the proxy statement and include counsel's consent. In addition, make corresponding additions in the section entitled Enforceability of Civil Liability on page 285. Capitalization, page 102

17. Please tell us and revise to disclose your basis under ASC 815-40 for excluding your warrant liability related to your private warrants. Please also disclose the number of possible shares, for example, warrants excluded from the presentation above outstanding after the Business Combination.
Redemption Rights, page 107

18. Please tell us and revise your disclosures as necessary to clarify the basis for the differences in book value of shares owned by non-redeeming shareholders at various redemptions levels compared to the amounts disclosed on page 33. Also revise to disclose the underlying calculations for the book values per share as presented on pages 33, 108, and 165.
Background of the Business Combination, page 123

19. We note your response to our prior comment 36 and reissue in part. Please identify any targets other than TAG that you considered and if no other targets were considered for the merger, please clearly disclose this fact here. In addition, disclose any discussions relating to the assumptions underlying any target projections provided to potential PIPE investors that have not been disclosed publicly.
Unaudited Pro Form Condensed Combined Financial Information, page 161

20. Please reconcile your description of Scenarios 1, 2, and 3 as described on page 162 with details of footnote 4 to the Unaudited Pro Forma Condensed Combined Balance Sheet on
         page 168. Please also disclose the related underlying calculations for the pro forma adjustments presented in the Pro Forma Condensed Combined Balance
Sheet.
21.      Please revise your unaudited pro formas to disclose the following:
             Please revise the Unaudited Pro Forma Condensed Combined Balance Sheet on page
             165 to denote adjustment (8) for the $29,562 Receivable from the Shareholder.
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                Revise adjustment (8) to Unaudited Pro Forma Condensed Combined Balance Sheet
              on page 169 to include the $29,562 from page 165 and disclose the adjustment details consistent with your Note 11, Receivable from Shareholder, on page F-57.
                Also revise adjustment (8) on page 169 to disclose the amounts of the total US$47 million special dividend, and the amounts for the offsetting receivable and the cash paid portions, consistent with discussions on pages 218 and F-65, which disclosures should also quantify these three amounts.
                Revise the Unaudited Pro Forma Condensed Combined Statements of Operations on
              page 166 to include the amount from adjustment (2) on page 169.
                Revise adjustment (2) to the Unaudited Pro Forma Condensed Combined Statements
              of Operations on page 169 to quantify and clarify the applicability of this adjustment.
22. Please disclose the number of possible shares, for example, warrants, outstanding excluded from your earnings per share calculations and the basis thereof.
Management's Discussion and Analysis of Financial Condition and Results of Operations of the
TAG Business
Financial Condition, page 210

23. We note your response to prior comment 47. Please revise your discussion to address the significant year-over-year change in non-current assets and the related underlying basis and or transactions. Please also revise to include quantified discussion of any other significant changes of components of your significant change in shareholder's equity
         (deficit) during the periods presented.
24. Please further disaggregate your period-over-period balance sheet analysis to align and correlate with your Results of Operations discussion to provide transparency into your operating trends, for example, disclose mortgage loan portfolio balances that demonstrates the decline in loans and related decline in interest income as a result of the low interest rate environment and increased prepayments.
Revenue
Asset Management Business, page 212

25. We note your response to prior comment 49. Please expand your AUM rollforward to disaggregate by AUM product; such as equity, fixed income for the periods presented.
26. We note your disaggregation of Asset Management Service revenues on page F-42. Please revise your related disclosure on page 212 to include discussion of period-over-period revenues between one-time commission and recurring services fees and provide underlying metrics of transactions and or customers to provide transparency into related trends.
Insurance Brokerage Business, page 212

27.      Please revise to disclose the following:
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                Revise to provide a breakdown of your insurance customers by product between new and or current year and recurring to provide insight into customer retention.
                We note on page F-59 that your Insurance Brokerage segment contains life and property-insurance policies. Please provide us the information required by ASC 944-
              40-50-3 separately by short duration and long duration contracts, and tell us your consideration for including this information in the audited financial statements.
28. You disclose that the decrease in Insurance Brokerage revenues in 2021 was primarily attributable to recurring declines in life insurance products transaction volume caused by the COVID-19 pandemic due to very tight travel restrictions on the jurisdiction and that customers are not able to come to Hong Kong to enter into new insurance policies, hence the number of new insurance policies declined. You also disclose on page 191, that the
         TAG Business's operations are concentrated in Hong Kong and that the TAG Business currently does not have any operations in mainland China. Please clarify and reconcile these statements and revise your disclosure as necessary.
Operating Expenses, page 213

29. Please disaggregate your commission expense discussion consistent with your segment disclosure in Note 13 on pages F-59 and F-60 to provide transparency into related trends.
30. Please further explain your significant 2021 increase in General and administrative expenses on page 214 by disclosing the amount and nature of each type of component expenditure in corporate and business development, including if you expect such expenses to be recurring.
Liquidity and Capital Resources, page 215

31. We note on pages F-2 and F-29 that AGBA's and TAG's Reports of Independent
         Registered Public Accounting Firms include explanatory paragraphs regarding AGBA's and TAG's ability to continue as going concerns as of December 31, 2021. Please revise to provide the following:
             Please tell us your consideration for disclosing TAG's approval policies related to the dividend and investments comprising the US$25.8 million cash outflows during the first quarter of 2022, as noted on pages 215 and 218.
             Revise TAG's liquidity disclosures on pages 215 through 218 to consistent clarify the underlying reasons for the going concern issue and a view toward management's plan.
             Revise AGBA's Liquidity section that begins on page 232 to disclose their going concern issue, the underlying reasons and a view towards management's plan.
             Please revise your Experts section on page 284 to consistently disclose TAG's going concern paragraph as you have disclosed AGBA's in that section. Forum for Disputes, page 282

32. We note your response to our prior comment 15 and reissue in part. We note your
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         disclosure on page 282 that your Fifth Amended and Restated Memorandum and Articles of Association include a mandatory arbitration provision. It appears that your mandatory arbitration provision and your exclusive forum provision will be separate provisions in your Memorandum and Articles of Association and should also be described separately under different subheading in the proxy statement to avoid confusion. Please add the following information in this section where you describe the mandatory arbitration provision:
             the applicability of the provision to federal securities laws, the risks of the provision or other impacts on shareholders, the impact on claims arising under other laws, and whether or not the provision applies to purchasers in secondary transactions.
AGBA Acquisition Limited
Consolidated Statements of Cash Flows, page F-6

33. Please tell us and revise your consolidated statements of cash flows as necessary for the following:
             Revise to disclose how you determined non-cash accretion of carrying value to redemption value of US$609,156.
             Please revise to disclose how this reconciles to the US$4,584,555 in your consolidated statements of changes in shareholders deficienct, and confirm whether it includes extension payments of US$2,330,688 million for 2021. OnePlatform Holdings Limited and TAG Asia Capital Holdings Limited
Combined Statements of Cash Flows, page F-33

34. Please conform references of related party and or shareholder activity and disaggregate related party/shareholder activity from non-related related party/shareholder activity within your cash flow statements.
Note 8. Short-term and Long-term Investments, net, page F-54

35. Please tell us your consideration for disclosing the basis for the significant upward adjustments of $3.5 million on non-marketable equity securities carried at cost.
36. We note on page F-54 the transfer of Investment C from non-marketable equity securities of $20,269,999 to marketable securities for $7,795,479 and unrealized losses during 2021 of $12,398,717. Please tell us and revise to disclose why you determined this unrealized loss and the US$3,531,464 unrealized gain on 2021 non-marketable equity securities should be included in investment income (loss), net for 2021, as disclosed in your table on page F-56.
Note 12 - Income Taxes, page F-57

37. Please tell us and enhance your disclosures to provide greater detail for the nature of your non-deductible and Other reconciling items in your income tax reconciliation. Refer ASC
 Gordon Lee
AGBA Acquisition Limited
June 9, 2022
Page 9
      740-10-50-14.
Note 14. Related Party Balances and Transactions, page F-60

38. We note your response to prior comment 68 and your revised disclosures. Please revise to provide the following:
          Tell us and revise to disclose why the purchase of corporate bonds and the purchase of non-marketable equity security - Investment E is not included in related party balances as of December 31, 2020 and December 31, 2021, respectively.
          Revise your tables and footnotes on pages F-60 and F-61 for consistent and clear disclosure of items, totals and references.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Michelle Miller at (202) 551-3368 or Bonnie Baynes at
(202) 551-4924
if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave (202) 551-3601 or Susan Block at (202) 551-3210 with any other questions.



                                                          Sincerely,
FirstName LastNameGordon Lee
                                                          Division of
Corporation Finance
Comapany NameAGBA Acquisition Limited
                                                          Office of Finance
June 9, 2022 Page 9
cc:       Giovanni Caruso, Esq.
FirstName LastName